February 15, 2008

VIA EDGAR

Securities and Exchange Commission

450 5th Street NW

Judiciary Plaza

Washington, D.C. 20549

Re:	Dodge & Cox Funds
File Nos. 2-11522, 811-173

Dodge & Cox Balanced Fund (S000011204; C000030877)
Dodge & Cox Stock Fund (S000011202; C000030875)
Dodge & Cox Income Fund (S000011205; C000030878)
Dodge & Cox International Stock Fund (S000011203; C000030876)
Dodge & Cox Global Stock Fund

Ladies and Gentlemen:

Attached for electronic filing is Post-Effective Amendment No. 76 to the Registration Statement on Form N-1A of Dodge & Cox Funds (the “Registrant”), consisting of five series (Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, Dodge & Cox Income Fund and Dodge & Cox Global Stock Fund) filed pursuant to Rule 485(a)(2) under the Securities Act of 1933. This amendment registers the new Dodge & Cox Global Stock Fund series of Dodge & Cox Funds. With the exception of the new series, conforming changes and the annual update requirements, the Registrant’s prospectus is substantially the same as the version reviewed by the Staff in 2007.

The Registrant’s Registration Statement will become effective on May 1, 2008.

Please contact me at 415.274.9393 with any questions or comments regarding this filing.

Sincerely,

/s/ Thomas M. Mistele
Thomas M. Mistele
Secretary

Attachments